                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             DYNATECH CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.20 per share

                        (Title of Class of Securities)

                                  268138104

                                (CUSIP Number)

                              Marc Weitzen, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, New York, New York 10036
                                (212) 626-0800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                June 10, 1994

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The SC Fundamental Value Fund, L.P.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x

                                                               (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          WC; 00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     611,100

 8
SHARED VOTING POWER
     0

 9
SOLE DISPOSITIVE POWER
     611,100

 10
SHARED DISPOSITIVE POWER
     0

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     611,100

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

 14
TYPE OF REPORTING PERSON*

    PN

                          SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Value BVI, Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) x

                                                              (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     276,200

 8
SHARED VOTING POWER
     0

 9
SOLE DISPOSITIVE POWER
     276,200

 10
SHARED DISPOSITIVE POWER
     0

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,200

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x

                                                               (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     611,100

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     611,100

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     611,100

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary N. Siegler

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)

                                                               (b) x
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     887,300

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     887,300

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     887,300

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

 14
TYPE OF REPORTING PERSON*

     IN

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter M. Collery

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)

                                                               (b) x
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER
     0

 8
SHARED VOTING POWER
     887,300

 9
SOLE DISPOSITIVE POWER
     0

 10
SHARED DISPOSITIVE POWER
     887,300

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     887,300

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

 14
TYPE OF REPORTING PERSON*

     IN

                        13D - Amendment No. 1

     The Reporting Persons, consisting of The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Value BVI, Inc. ("BVI Inc."), SC Fundamental Inc. ("SC"), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery"), hereby amend their statement on Schedule 13D relating to the common stock, par value $0.20 per share, of Dynatech Corporation as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Reporting Persons' prior statement on Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

               Item 3 is hereby amended and restated in its entirety as follows:

               The Reporting Persons purchased all Shares of the Issuer which they may be deemed to beneficially own for the aggregate purchase price of $17,893,093.47. Such Shares were purchased with working capital of Fund and BVI Ltd. and with funds extended by brokerage firms in connection with margin transactions effected for Fund and BVI Ltd.

Item 4.    Purpose of Transaction

            Item 4 is hereby amended to add the following:

            On June 10, 1994, Gary N. Siegler and Peter M. Collery (the "Representatives") on behalf of the Reporting Persons had a telephone conversation with John F. Reno, Theodore Cohn and Warren A. Law, who are to be management's nominees for election as directors at the next meeting of Issuer's stockholders (the "Nominees"). The Representatives made inquiry of Nominees regarding a variety of subjects designed to elicit Nominees' views regarding maximization of stockholder value.

            Based upon that conversation, which Reporting Persons considered unsatisfactory, Reporting Persons are considering their alternatives, which may, in light of their dissatisfaction with the Nominees, include proposing and soliciting proxies in support of a slate of directors (committed, among other things, to enhancing stockholder value) to oppose the Nominees.

            In considerating their alternatives, Reporting Persons have had and may continue to have discussions with third persons. No arrangements, agreements or under-standings with respect to Issuer or the Shares exist between Reporting
Persons and such third persons.

            Reporting Persons have requested a list of stockholders of the Issuer (by letter attached hereto as Exhibit 3) pursuant to Massachusetts Law in order to communicate with other stockholders of the Issuer.

Item 5.    Interest in Securities of the Issuer

            Item 5(a) is hereby amended to add the following:

            (a) As of the close of business on June 3, 1994, the Reporting Persons may be deemed to beneficially own in the aggregate 887,300 Shares, representing approximately 9.6% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10Q for the fiscal quarter ended December 31, 1993). The Reporting Persons have direct beneficial ownership of the Shares as follows:

Name       Number of Shares      Approximate Percentage of Outstanding Shares

Fund           611,100               6.6%
BVI. Inc       276,200               3.0%

             Item 5(b) is hereby amended and restated in its entirety as follows:

             (b) Each of Fund and BVI Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Shares which it directly beneficially owns. Each of SC, Siegler and Collery may be deemed to share with Fund the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Fund directly beneficially owns. Each of Siegler and Collery may be deemed to share with BVI Inc. the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which BVI Inc. directly beneficially owns.

             Item 5(c) is hereby amended to add the following:

             (c) The following table sets forth all transactions with respect to the Issuer's Shares effected by each of the Reporting Persons listed in Item 5(a) since the most recent filing on Schedule 13D. The transaction set forth below reflects a purchase effected by means of an over-the-counter trade.



                     Price Per       Fund        BVI Inc.
Trade Date           Share ($)       Shares      Shares

6/03/94              20.0200         37,400      16,900


Item 7.    Material to Be Filed as Exhibits

           Item 7 is hereby amended to add the following:

           Exhibit 3 Request by The SC Fundamental Value Fund, L.P. to inspect a List of Stockholders of Dynatech Corporation

                            SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.20 per share, of Dynatech Corporation, a Delaware corporation, is true, complete and correct.

Date: June 13, 1994

                              SC FUNDAMENTAL INC.
                              SC FUNDAMENTAL VALUE BVI, INC.

                              Both By:/s/ Peter M. Collery
                                         Peter M. Collery
                                         Vice President

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                              By: /s/ Peter M. Collery
                                     Peter M. Collery
                                     Vice President

                                  /s/ Peter M. Collery
                                     Peter M. Collery

                                  /s/ Gary N. Siegler
                                     Gary N. Siegler